

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2023

Sean Dollinger
Chief Executive Officer
LQR House Inc.
6800 Indian Creek Dr. Suite 1E
Miami Beach, FL 33141

   Re: LQR House Inc.
     Draft Registration Statement
     Filed on September 29, 2023
     File No. 377-06904

Dear Sean Dollinger:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Sarah Sidwell at 202-551-4733 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing

cc: Daniel Nauth